

October 13, 2010

Mr. James Lusk
Chief Financial Officer
ABM Industries Incorporated
551 Fifth Avenue, Suite 300
New York, New York 10176

> **Re:** **ABM Industries Incorporated**
> **Form 10-K for the year ended October 31, 2008**
> **Filed December 22, 2008**
> **Form 10-K for the year ended October 31, 2009**
> **Filed December 22, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed February 1, 2010**
> **File No. 001-08929**

Dear Mr. James Lusk:

We have reviewed your letter dated September 15, 2010 in connection with the above-referenced filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 19, 2010.

Form 10-K for the year ended October 31, 2009

Item 9A – Controls and Procedures, page 69

1. We note your response to prior comment one and your discussion of disclosure controls and procedures on page 69. You disclose that "no evaluation of controls can provide absolute assurance that all control issues, if any, within the Company have been detected." Since your disclosure indicates that your disclosure controls and procedures were designed to provide reasonable assurance that the controls and procedures will meet their objectives, you should state, if true, that your disclosure controls and procedures

were effective at the reasonable assurance level. Please confirm that management's conclusions regarding the effectiveness of your disclosure controls and procedures were made at the reasonable assurance level and update your disclosure in future filings accordingly.

You may contact Jaime John, at (202) 551-3446, Jessica Barberich at (202) 551-3782 or me at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at (202) 551-3655 or Phil Rothenberg at (202) 551-3466 with any questions.

Sincerely,

Cicely LaMothe
Accounting Branch Chief